

March 30, 2023

William F. Farrell, Jr.
Chief Executive Officer
Servotronics, Inc.
1110 Maple St.
Elma Center, NY 14059

      Re: Servotronics, Inc.
          Preliminary Proxy Statement on Schedule 14A
          Filed March 24, 2023
          File No. 001-07109

Dear William F. Farrell, Jr.:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed March 24, 2023

General

1. Please disclose the total amount estimated to be spent and total expenditures to date. See Item 4(b) of Schedule 14A.

2. Please provide the required Item 407(d)(3) of Regulation S-K. See Item 7(b) of Schedule 14A.

3. Please provide the information required by Item 23 of Schedule 14A.

How many shares must be present to hold the Annual Meeting?, page 5

4. We note the disclosure here and elsewhere that brokers will not have discretionary authority to vote on routine matters. It is our understanding that brokers may exercise discretionary authority on routine matters if they do not receive soliciting materials from the dissident. Please clarify throughout the filing.

How many votes are needed for approval of each proposal?, page 5

5. We note the disclosure here that a broker non-vote "will not affect" the outcome or election. However, in the preceding paragraph you state that you do not expect to have any broker-non votes at the Annual meeting. Please clarify.

Proxy Card, page i

6. Please include the names of the Star Equity nominees on the proxy card. See Rule 14a-19(e)(1).

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Michael Killoy at (202) 551-7576 or Perry Hindin (202) 551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions